SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                            ----------------------


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            ----------------------


                            GREAT LAKES REIT, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                  390752 10 3
                                (Cusip Number)
                            ----------------------

                            HAROLD J. SCHAAFF, JR.
                     MORGAN STANLEY ASSET MANAGEMENT INC.
                          1221 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10020
                                (212) 296-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                            ----------------------

                                   COPY TO:
                          Leonard B. Mackey, Jr, Esq.
                                Rogers & Wells
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000

                            ----------------------

                                OCTOBER 3, 1996
            (Date of event which requires filing of this statement)


===============================================================================
<square>  Check  box  if  the filing person has previously filed a statement on
     Schedule 13G to report  the  acquisition  which  is  the  subject  of this
     Schedule  13D, and is filing this schedule because of Rule 13d-1(b)(3)  or
     (4).

<square> Check box if a fee is being paid with the statement.
===============================================================================


PAGE

CUSIP No. 390752 10 3                   13D                                    Page 2
---------------------

======================================================================================
      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY INSTITUTIONAL FUND, INC. - U.S. REAL
               ESTATE PORTFOLIO
                        I.R.S.# 13-3808424
---------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) <checked-box>
                                                                         (b) <square>
---------------------------------------------------------------------------------------
      3.       SEC USE ONLY
---------------------------------------------------------------------------------------
      4.       SOURCES OF FUNDS
                      WC
---------------------------------------------------------------------------------------
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        <square>
---------------------------------------------------------------------------------------
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland
---------------------------------------------------------------------------------------

                    7.       SOLE VOTING POWER

  NUMBER OF                           0
                    -------------------------------------------------------------------
    UNITS           8.       SHARED VOTING POWER

BENEFICIALLY                          596,780*
                    -------------------------------------------------------------------
  OWNED BY          9.       SOLE DISPOSITIVE POWER

    EACH                              0
                    -------------------------------------------------------------------
  REPORTING         10.      SHARED DISPOSITIVE POWER

 PERSON WITH                          596,780*
---------------------------------------------------------------------------------------

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      596,780*
---------------------------------------------------------------------------------------
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
                                                                         <square>
---------------------------------------------------------------------------------------
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.7%*
---------------------------------------------------------------------------------------
      14.      TYPE OF REPORTING PERSON

               IV, CO
======================================================================================

* Includes 30,780 Class A Convertible Preferred shares of the Issuer that are exercisable on a one-to-one basis into Common Stock of the Issuer.

PAGE

CUSIP No. 390752 10 3                   13D                                    Page 3
---------------------

======================================================================================
      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY SICAV SUBSIDIARY S.A.
---------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) <checked-box>
                                                                         (b) <square>
---------------------------------------------------------------------------------------
      3.       SEC USE ONLY
---------------------------------------------------------------------------------------
      4.       SOURCES OF FUNDS
                      AF
---------------------------------------------------------------------------------------
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        <square>
---------------------------------------------------------------------------------------
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Luxembourg
---------------------------------------------------------------------------------------

                    7.       SOLE VOTING POWER

  NUMBER OF                           0
                    -------------------------------------------------------------------
    UNITS           8.       SHARED VOTING POWER

BENEFICIALLY                          457,559*
                    -------------------------------------------------------------------
  OWNED BY          9.       SOLE DISPOSITIVE POWER

    EACH                              0
                    -------------------------------------------------------------------
  REPORTING         10.      SHARED DISPOSITIVE POWER

 PERSON WITH                          457,559*
---------------------------------------------------------------------------------------

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      457,559*
---------------------------------------------------------------------------------------
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
                                                                         <square>
---------------------------------------------------------------------------------------
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.1%*
---------------------------------------------------------------------------------------
      14.      TYPE OF REPORTING PERSON

               OO
======================================================================================

* Includes 23,559 Class A Convertible Preferred shares that are exercisable on a one-to-one basis into Common Stock of the Issuer.

PAGE

CUSIP No. 390752 10 3                   13D                                    Page 4
---------------------

======================================================================================
      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY SICAV - U.S. REAL ESTATE SECURITIES FUND
---------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) <checked-box>
                                                                         (b) <square>
---------------------------------------------------------------------------------------
      3.       SEC USE ONLY
---------------------------------------------------------------------------------------
      4.       SOURCES OF FUNDS
                      WC
---------------------------------------------------------------------------------------
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        <square>
---------------------------------------------------------------------------------------
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Luxembourg
---------------------------------------------------------------------------------------

                    7.       SOLE VOTING POWER

  NUMBER OF                           0
                    -------------------------------------------------------------------
    UNITS           8.       SHARED VOTING POWER

BENEFICIALLY                          457,559*
                    -------------------------------------------------------------------
  OWNED BY          9.       SOLE DISPOSITIVE POWER

    EACH                              0
                    -------------------------------------------------------------------
  REPORTING         10.      SHARED DISPOSITIVE POWER

 PERSON WITH                          457,559*
---------------------------------------------------------------------------------------

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      457,559*
---------------------------------------------------------------------------------------
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
                                                                         <square>
---------------------------------------------------------------------------------------
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.1%*
---------------------------------------------------------------------------------------
      14.      TYPE OF REPORTING PERSON

               OO
======================================================================================

* Includes 23,559 Class A Convertible Preferred shares of the Issuer that are exercisable on a one-to-one basis into Common Stock of the Issuer. Morgan Stanley SICAV beneficially owns the shares reported herein as the owner of all outstanding capital of Morgan Stanley SICAV Subsidiary S.A. This holding is being simultaneously reported herein by Morgan Stanley SICAV Subsidiary S.A.


PAGE

CUSIP No. 390752 10 3                   13D                                    Page 5
---------------------

======================================================================================
      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY ASSET MANAGEMENT INC.
                    I.R.S.# 13-3040307
---------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) <checked-box>
                                                                         (b) <square>
---------------------------------------------------------------------------------------
      3.       SEC USE ONLY
---------------------------------------------------------------------------------------
      4.       SOURCES OF FUNDS
                      OO
---------------------------------------------------------------------------------------
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        <square>
---------------------------------------------------------------------------------------
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
---------------------------------------------------------------------------------------

                    7.       SOLE VOTING POWER

  NUMBER OF                           0
                    -------------------------------------------------------------------
    UNITS           8.       SHARED VOTING POWER

BENEFICIALLY                          1,054,339*
                    -------------------------------------------------------------------
  OWNED BY          9.       SOLE DISPOSITIVE POWER

    EACH                              0
                    -------------------------------------------------------------------
  REPORTING         10.      SHARED DISPOSITIVE POWER

 PERSON WITH                          1,054,339*
---------------------------------------------------------------------------------------

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      1,054,339*
---------------------------------------------------------------------------------------
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
                                                                         <square>
---------------------------------------------------------------------------------------
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.8%*
---------------------------------------------------------------------------------------
      14.      TYPE OF REPORTING PERSON

               IA, CO
======================================================================================

* Includes 54,339 Class A Convertible Preferred shares of the Issuer, exercisable on a one-to-one basis into Common Stock. Morgan Stanley Asset Management Inc. may be deemed to beneficially own the shares reported herein in its capacity as the investment adviser of Morgan Stanley Institutional Fund, Inc. and Morgan Stanley SICAV Subsidiary S.A., whose holdings are being simultaneously reported herein.


PAGE

CUSIP No. 390752 10 3                   13D                                    Page 6
---------------------

======================================================================================
      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY GROUP INC.
                    IRS# 13-283-8811
---------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) <checked-box>
                                                                         (b) <square>
---------------------------------------------------------------------------------------
      3.       SEC USE ONLY
---------------------------------------------------------------------------------------
      4.       SOURCES OF FUNDS
                      OO
---------------------------------------------------------------------------------------
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        <square>
---------------------------------------------------------------------------------------
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
---------------------------------------------------------------------------------------

                    7.       SOLE VOTING POWER

  NUMBER OF                           0
                    -------------------------------------------------------------------
    UNITS           8.       SHARED VOTING POWER

BENEFICIALLY                          1,054,339*
                    -------------------------------------------------------------------
  OWNED BY          9.       SOLE DISPOSITIVE POWER

    EACH                              0
                    -------------------------------------------------------------------
  REPORTING         10.      SHARED DISPOSITIVE POWER

 PERSON WITH                          1,054,339*
---------------------------------------------------------------------------------------

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      1,054,339*
---------------------------------------------------------------------------------------
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
                                                                         <square>
---------------------------------------------------------------------------------------
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.8%*
---------------------------------------------------------------------------------------
      14.      TYPE OF REPORTING PERSON

               IA, CO
======================================================================================

* Includes 54,339 Class A Convertible Preferred shares of the Issuer, exercisable on a one-to-one basis into Common Stock. Morgan Stanley Group Inc. may be deemed to beneficially own the shares reported herein in its capacity as the owner of all the outstanding capital of Morgan Stanley Asset Management Inc. This holding is being simultaneously reported herein by Morgan Stanley Asset Management Inc.


PAGE

                     AMENDMENT NO. 1 TO SCHEDULE 13D


     This Statement, which is being filed jointly by Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate Portfolio ("MSIF"), Morgan Stanley SICAV Subsidiary S.A. (the "SICAV Subsidiary"), Morgan Stanley SICAV - U.S. Real Estate Securities Fund ("MSSICAV"), Morgan Stanley Asset Management Inc. ("MSAM") and Morgan Stanley Group Inc. ("MSGI") (each a "Filing Person" and collectively, the "Filing Persons"), constitutes Amendment No. 1 to the Statement on Schedule 13D relating to shares of Common Stock, par value $.01 per share (the "Shares"), of Great Lakes REIT, Inc., a Maryland Corporation (the "Issuer") originally filed by MSIF, the SICAV Subsidiary, MSSICAV, MSAM and MSGI with the Commission on August 30, 1996 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.


ITEM 4. PURPOSE OF THE TRANSACTION.

       Item 4 is hereby amended in its entirety as follows:

       The Filing Persons acquired the Shares described at Item 5(c) below for investment purposes, and in order to protect the investment in the Issuer, the Filing Persons have obtained the right to nominate for election one Director to the Issuer's Board of Directors, and have since the most recent filing on
Schedule 13D, exercised this right. The Filing Persons intend to continue to consider various alternative courses of action and will in the future take such actions with respect to their respective equity ownership in the Issuer as each Filing Person deems appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, pursuing a transaction or transactions involving a change in control of the Issuer or such other actions as each Filing Person may deem appropriate. Such actions also may involve the purchase of additional Shares or, alternatively, may involve the sale of all or a portion of the Shares beneficially owned by such Filing Person in the open market or in privately negotiated transactions to one or more purchasers.

       The Shares beneficially owned by the Filing Persons include the right to acquire, subject to certain conditions, 300,000 shares of Common Stock and 16,301 shares of Class A Convertible Preferred Stock exercisable on a one-to-one basis into Common Stock (the "Preferred Stock") of the Issuer on November 19, 1996. Except as described herein, the Filing Persons do not have any plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present management of the Issuer, (d) any material change in the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer's business or corporate structure, (f) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (i) any action similar to any of the enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The following is added to Item 5(c):

                                  7
PAGE

           On October 3, 1996, MSIF and the SICAV Subsidiary, in a transaction effected by MSAM as investment adviser, acquired 350,000 shares of Common Stock and 19,019 shares of Preferred Stock. Of this, MSIF acquired 202,000 shares of Common Stock and 11,000 shares of Preferred Stock (for an aggregated purchase price of $2,626,000) and the SICAV Subsidiary acquired 148,000 shares of Common Stock and 8,019 shares of Preferred Stock (for an aggregated purchase price of $1,924,000). The Common Stock and Preferred Stock were purchased in the aggregate and not for a specific price per share. The transaction described herein took place in Chicago, Illinois. Other than the purchases described in this Amendment No. 1, none of Filing Persons have made any transactions within the past 60 days.

           As had been contemplated by MSAM, MSIF and the SICAV Subsidiary, MSAM, prior to the closing on October 3, 1996, in its capacity as investment adviser to MSIF and the SICAV Subsidiary, reallocated the amount of Common Stock and Preferred Stock that each of MSIF and the SICAV Subsidiary was to receive on October 3, 1996, resulting in MSIF acquiring 6,000 additional shares of Common Stock and 349 additional shares of Preferred Stock from that originally contemplated in the initial Schedule 13D filing. The foregoing allocations to MSIF resulted in a corresponding decrease in shares beneficially owned by the SICAV Subsidiary and MSSICAV.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The following is added to Item 6:

       There exists an agreement of Joint Filing (previously filed as Exhibit 7.1) between the Filing Persons with respect to the filing of this Amendment No.1 to the Schedule 13D.

       However, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) between any Filing Person and other persons with respect to finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Not applicable.

                                    8
PAGE

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 1996

                            MORGAN STANLEY INSTITUTIONAL FUND, INC. -
                              U.S. REAL ESTATE PORTFOLIO

                            /S/ WARREN OLSEN
                            Name:  Warren Olsen
                            Title:    President



                            MORGAN STANLEY SICAV - U.S. REAL ESTATE SECURITIES FUND


                            /S/ KAREN FROST
                            Name:  Karen Frost
                            Title:   Vice President



                            MORGAN STANLEY SICAV SUBSIDIARY S.A.


                            /S/ KAREN FROST
                            Name:  Karen Frost
                            Title:   Vice President



                            MORGAN STANLEY ASSET MANAGEMENT INC.


                            /S/ WARREN OLSEN
                            Name:  Warren Olsen
                            Title:    Principal



                            MORGAN STANLEY GROUP INC.


                            /S/ STUART BRESLOW
                            Name:  Stuart Breslow
                            Title:    Principal